

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

August 18, 2006



SEC MAIL
RECEIVED
PROCESSING
AUG 2 8 2006
WASH, D.C.
186
SECTION





06016371

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

ESSED
AUG 3 1 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
18 August 2006 (ASX – Announcement & Media Release, Offshore Gulf Coast well update)

Dw 8/29

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 August 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

OFFSHORE GULF COAST WELL UPDATE

The ST135S #1 well has reached planned total depth of 9,900 feet and has been logged to evaluate hydrocarbon shows evident on mudlogs over five discreet Frio Sand Intervals.

Logging indicates no resistivity in any of the key beds and mudlog shows appear to be limited in nature suggesting the well failed to gain structure over offset control wells. There were two small blips of resistivity in the Frio 18 Sand (with gas shows and fluorescence) however these are not considered to be commercial. The well will be plugged and abandoned.


SEC MAIL
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AUG 28 2006
WASH. D.C.
186
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The data learned from the well will now be incorporated into the existing 3D data set to determine if any potential remains within the leases which comprise 640 acres. The ST135S #1 well, in which FAR has a 12.5% working interest was located in the Redfish Reef Area of Galveston Bay State Tract 135, offshore Gulf of Mexico.

The Operator is Genesis Production Co of Houston, Texas. All other participants are North American entities.

Commenting on the well outcome, executive Chairman Michael Evans said that:

"Given the subsurface well control and 3D coverage this result is somewhat puzzling and FAR will undertake follow up studies of the data gleaned from the well to determine why it failed at this location and to evaluate potential elsewhere on the lease block. Concurrently, progress is being made toward the drilling of at least 2 further wells in the gulf coast program at Lake Long and West Andrew Fields both in South Louisiana.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au